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MindWalk Holdings Corp. Reports Q3 Fiscal 2026 Financial Results

Third Consecutive Quarter of Year-Over-Year Revenue Growth | First Annual Enterprise LensAI™ Platform Contract | Launch of B cell Llama™ Nanobody Discovery Platform

AUSTIN, TX, March 12, 2026 — MindWalk Holdings Corp. (Nasdaq: HYFT), a Bio-Native AI company focused on biologics discovery and AI-driven drug development, today reported financial results for the third quarter of fiscal year 2026, ended January 31, 2026. MindWalk will host its Q3 Fiscal 2026 Earnings Call today at 10:30 AM Eastern Time.

Revenue for Q3 was $4.2 million, a 52 percent increase from $2.7 million in Q3 fiscal 2025, marking MindWalk's third consecutive quarter of year-over-year revenue growth. US revenue doubled year over year to $2.6 million. The Company's largest enterprise AI client signed a one-year LensAI platform contract, the first contracted, recurring platform revenue agreement in the Company's history, shifting a part of MindWalk's revenue from project-based to contracted and recurring.

“This quarter, MindWalk reported its third consecutive year-over-year revenue increase and advanced three pipeline programs toward data readouts. US revenue doubled year over year, reflecting our deliberate, strategic focus on North America, including the establishment of biologics services operations in the Boston and Cambridge area and ongoing commercial investment in that market. Recently, our largest enterprise AI client signed a one-year LensAI platform contract, the first of its kind for us. LensAI is actively being rolled out across our broader client base, and this is a contract structure we are scaling.”

— Dr. Jennifer Bath, CEO & President, MindWalk Holdings Corp.

Q3 Fiscal 2026 Financial Highlights

Metric	Q3 FY2026	Commentary
Q3 FY2026 Revenue	$4.2 million	vs. $2.7 million in Q3 FY2025 (+52%)
US Revenue	$2.6 million	vs. $1.3 million in Q3 FY2025 (doubled YoY)
YTD Revenue (9 months)	$11.4 million	vs. $7.9 million in prior year period (+45%)
YTD Gross Margin	58%	vs. 53% in prior year period (+5 pp)
Q3 Gross Margin	59%	vs. 65% in prior year period
Net Loss from Cont. Ops (Q3)	$3.9 million	vs. $22.0 million Q3 FY2025 (incl. $21.2M impairment)
Cash & Equivalents	$14.2 million	as of January 31, 2026

All figures in Canadian dollars. Relate to continuing operations unless otherwise stated. Prepared in accordance with IFRS.

Operational and Platform Highlights

Platform & Commercial

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First enterprise one-year LensAI platform contract signed with MindWalk's largest enterprise AI client; revenue recognized monthly
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LensAI platform services are delivered directly to clients across all MindWalk operations

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US revenue doubled year over year, reflecting the Company's deliberate strategic focus on North America; where AI-driven biologics demand is concentrated and the regulatory environment is increasingly favorable to domestic partners. This strategic direction included the establishment of biologics services operations in the Boston and Cambridge area and guided the Company's decision to divest its European operations in favor of North American growth.

B cell Llama™ Platform Launch

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MindWalk announces the launch of B cell Llama™, a nanobody discovery platform built on single B cell isolation from immunized llamas. VHH nanobodies carry no light chain, eliminating the chain-pairing problem that has historically limited bispecific and multispecific antibody development — a recognized bottleneck in a market projected to exceed $50 billion by 2030.
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MindWalk has deep VHH nanobody expertise built over years of biologics discovery work. A peer-reviewed and grant-funded study published in Biomacromolecules (American Chemical Society), conducted in collaboration with Eindhoven University of Technology and Radboud University Medical Center, demonstrates new findings:
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Demonstrated neutralization of a viral variant against which no clinically approved antibody therapies showed activity
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The molecule with the strongest binding affinity in assays delivered zero functional activity — underscoring why function-based candidate selection, not affinity alone, is critical earlier in the discovery process.
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MindWalk holds first right to commercialize the jointly developed intellectual property from the collaboration

Dengue Vaccine Program

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Dengue infects 390 million people annually and is considered a top ten global health threat by the WHO. There is no FDA-approved dengue vaccine available in the United States. Two vaccines have reached market, with both failing to generate balanced immunity across all four serotypes, the central unsolved problem in dengue vaccinology. MindWalk's approach identifies a single conserved epitope shared across all four serotypes, designed to address that failure at the design level.
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In vivo immunization studies complete; binding confirmation — confirming that immunized animals generated antibodies specifically targeting the conserved cross-serotype epitope — results anticipated this week
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Upon binding confirmation, the program advances to pan neutralization testing with an independent third-party collaborator to assess the ability of the vaccine to neutralize across dengue serotypes
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LensAI identified a single discontinuous epitope conserved across all four dengue serotypes — a target not detected by conventional sequence-alignment tools

GLP-1 Program

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In vitro GLP-1 receptor activation confirmed by independent third-party assay; results demonstrate activity relative to semaglutide, the market-leading GLP-1 therapy with approximately $29 billion in combined global sales in 2024.
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Dual-pathway regimen identified, linking GLP-1 biology to a second, non-overlapping longevity pathway

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Program advancing with guidance from a large pharma collaborator with recognized expertise in this area, with next steps confirming expanded in vitro data including stability testing followed by in vivo validation of safety profiles.

Influenza Program

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LensAI has now screened over two thousand highly diverse influenza sequences spanning influenza A and B types, including avian and swine-origin sequences, identifying a single conserved biological feature present across all sequences analyzed
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Program advancing into manufacturing of the lead in silico candidate for use in neutralization studies – to assess the ability of the vaccine to prevent infection.

Asset Financing

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Legal and financial advisors engaged to design structured, asset-level financing vehicles across MindWalk’s proprietary portfolio - including GLP-1, dengue, and influenza - enabling targeted program-level investment while preserving parent company equity

Conference Call and Webcast Details

The live webcast will take place on Thursday, March 12, 2026, at 10:30AM ET.

The conference call will be webcast live and available for replay via a link provided in the Events section of the Company’s IR pages at:

https://ir.mindwalkai.com/events-and-presentations/default.aspx

* Webcast Details *
Event Title: MindWalk Holdings Corp. – Third Quarter Fiscal Year 2026 Financial Results
Event Date: March 12, 2026, 10:30 AM (GMT-04:00) Eastern Time (US and Canada)

Attendee URL: https://events.q4inc.com/attendee/486881652

Participant Dial-in:
USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871
Conference ID: 3224490

Anyone listening to the call is encouraged to read the company’s periodic reports available on the company’s profile at www.sedarplus.ca and www.sec.gov, including the discussion of risk factors and historical results of operations and financial condition in those reports.

About MindWalk Holdings Corp.

MindWalk Holdings Corp. (Nasdaq: HYFT) is a Bio-Native AI company focused on biologics discovery and AI-driven drug development. The Company’s proprietary HYFT® biological pattern system and LensAI™ platform operate on the invariant functional layer of biological sequence space — the conserved subsequences essential to biological function — enabling the discovery of targets, candidates, and insights that conventional sequence-based approaches cannot access. MindWalk operates through subsidiaries including MindWalk Biologics (Victoria, BC), BioStrand (Belgium), and Talem Therapeutics (North Dakota).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as "expects," "intends," "plans," "anticipates," "believes," "estimates," "targets," "seeks," "potential," or similar expressions, or by statements that certain actions, events, or results are expected to occur or be achieved.

Forward-looking statements in this press release include, without limitation, statements regarding: the interpretation and significance of observations derived from the application of the Company's HYFT® technology; the identification, characterization, and relevance of conserved functional patterns and functional adjacency; the hypothesis that such patterns may support rational design toward broadly protective immunogens, including in the Company's dengue and influenza programs; the relevance of functional adjacency to competitive intelligence, intellectual property strategy, business development, and portfolio decision-making; the intended role of HYFT-based analysis in evaluating functional competition, IP exposure, or portfolio risk; the integration of HYFT within the Company's broader data management and biological reasoning platform; the scope, timing, and outcome of potential future validation activities; anticipated revenue growth, platform commercialization, gross margin trends, and the scalability of LensAI™ platform engagements; the expected transition from project-based to contracted and recurring revenue; the timing, design, and outcome of preclinical and clinical development activities across the Company's pipeline programs, including the anticipated binding confirmation and multi-serotype neutralization testing results for the dengue vaccine program and the potential significance of the GLP-1 receptor agonist in vitroresults relative to semaglutide; the anticipated scope and utility of the B cell Llama™ nanobody discovery platform and its relevance to the bispecific, multispecific, and CAR-T therapeutics market; the design, structure, and completion of asset-level financing vehicles for the Company's proprietary programs, including GLP-1, dengue, influenza, and B cell Llama™; and the Company's ability to pursue, structure, or complete strategic investments, collaborations, commercial arrangements, partnering transactions, or licensing opportunities related to HYFT-based technologies or programs.

Forward-looking statements are based on management's current expectations, assumptions, and projections about future events and Company performance. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that cause actual results, performance, or achievements to differ materially from those expressed or implied. These factors include, among others: the preliminary and exploratory nature of computational analyses and in silicoobservations; limitations in available data, inputs, or analytical assumptions; the risk that subsequent laboratory, experimental, or validation studies do not replicate or support the reported observations; uncertainty regarding the biological relevance, robustness, or generalizability of identified functional patterns; the risk that in vitroresults, including observations regarding GLP-1 receptor activation relative to semaglutide, do not translate to in vivoor clinical outcomes; the risk that dengue program neutralization results, including the ability to achieve balanced cross-serotype immunity, are not achieved or are subject to antibody-dependent enhancement or other adverse immunological outcomes; risks inherent in therapeutic research and development, including challenges related to translation, validation, manufacturability, safety, immunogenicity, breadth, durability, or efficacy; the risk that future development decisions are delayed, modified, or discontinued; regulatory requirements and uncertainties; dependence on third-party collaborators, laboratories, service providers, and data sources; intellectual property risks, including the ability to obtain, maintain, defend, and enforce patent and other proprietary rights; competitive developments; the availability, timing, and terms of asset-level financing vehicles or other financing alternatives, including the risk that such structures cannot be completed on acceptable terms or at all; the ability to enter into, maintain, or enforce collaborations, partnering arrangements, or commercial agreements on acceptable terms; and broader economic, market, geopolitical, or regulatory conditions.

Additional information about these and other risks and uncertainties is set out in the Company's Annual Report on Form 20-F, as amended, for the fiscal year ended April 30, 2025, available on the Company's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

All financial figures are reported in Canadian dollars and relate to continuing operations unless otherwise stated. MindWalk prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Investor Relations Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkai.com

The reconciliation of Net Loss to Adjusted EBITDA is presented in the table below:

	Three months ended January 31,
(in thousands)	2026 $	2025 $
Net loss	(3,930)	(21,521)
Income taxes	(18)	(3,013)
Amortization and depreciation	218	705
Accretion	—	3
Asset impairment	—	21,184
Foreign exchange realized gain (loss)	64	48
Interest expense	56	227
Interest and other income (expense)	(30)	183
Loss on disposal of Europe B.V.	53	—
Unrealized foreign exchange gain (loss)	266	(80)
Share-based expense	257	70
Adjusted EBITDA	(3,064)	(2,194)

*All financial figures are in Canadian Dollars (CAD) unless otherwise stated.

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

	Three months ended January 31,		Nine months ended January 31,
(in thousands, except share data)	2026 $	2025 $	2026 $	2025 $
REVENUE	4,158	2,728	11,443	7,879
COST OF SALES	1,694	967	4,790	3,740
GROSS PROFIT	2,464	1,761	6,653	4,139
EXPENSES
Research and development	1,214	914	3,362	3,385
Sales and marketing	1,800	1,138	4,409	2,754
General and administrative	3,124	2,864	9,490	9,072
Amortization of intangible assets	—	520	—	1,530
Asset Impairment	—	21,184	—	21,184
	6,138	26,620	17,261	37,925
Loss before other income (expenses) and income taxes	(3,674)	(24,859)	(10,608)	(33,786)
OTHER INCOME (EXPENSES)
Accretion	—	(3)	—	(5)
Grant income	15	—	34	138
Interest and other income (expense)	30	(183)	70	(302)
Loss on disposal of Europe B.V.	(53)	—	(511)	—
Unrealized foreign exchange loss	(266)	80	(305)	(164)
	(274)	(106)	(712)	(333)
Loss before income taxes	(3,948)	(24,965)	(11,320)	(34,119)
Income taxes	18	3,013	83	4,408
NET LOSS FROM CONTINUING OPERATIONS	(3,930)	(21,952)	(11,237)	(29,711)
NET INCOME FROM DISCONTINUED OPERATIONS	—	431	1,153	1,638
NET LOSS FOR THE PERIOD	(3,930)	(21,521)	(10,084)	(28,073)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations	(224)	471	(83)	376
COMPREHENSIVE LOSS FOR THE PERIOD	(4,154)	(21,050)	(10,167)	(27,697)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED	(0.08)	(0.67)	(0.24)	(1.01)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED	—	0.01	0.02	0.06
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	46,515,653	32,851,233	46,274,659	29,367,687

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	January 31, 2026 $	April 30, 2025 $
ASSETS
Current assets
Cash	14,072	10,665
Amounts receivable, net	1,883	4,115
Tax receivable	190	143
Inventory	490	2,095
Unbilled revenue	936	548
Prepaid expenses	1,244	1,188
	18,815	18,754
Restricted cash	126	126
Deposit on equipment	26	502
Property and equipment	4,020	15,762
Intangible assets	—	1,067
Goodwill	—	8,230
Total assets	22,987	44,441
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	3,334	5,283
Deferred revenue	941	1,090
Income taxes payable	328	475
Leases	427	1,850
Deferred acquisition payments	—	314
	5,030	9,012
Leases	3,097	11,553
Deferred income tax liability	—	250
Total liabilities	8,127	20,815
SHAREHOLDERS' EQUITY
Share capital	137,293	136,371
Contributed surplus	13,298	12,833
Accumulated other comprehensive loss	3,133	3,216
Accumulated deficit	(138,864)	(128,794)
	14,860	23,626
Total liabilities and shareholders’ equity	22,987	44,441

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended January 31, 2026 and 2025

(Unaudited - Expressed in Canadian dollars)

(in thousands)	2026 $	2025 $
Operating activities:
Net loss for the period	(10,084)	(28,073)
Items not affecting cash:
Amortization and depreciation	1,366	4,206
Deferred income taxes	12	(3,935)
Accretion	—	8
Foreign exchange	360	159
Gain on investment	—	(7)
Loss on sale of Europe B.V.	511	—
Asset Impairment	—	21,184
Share-based expense	465	392
	(7,370)	(6,066)
Changes in non-cash working capital related to operations:
Amounts receivable	(929)	306
Inventory	(50)	253
Unbilled revenue	(1,053)	(759)
Prepaid expenses	(839)	388
Accounts payable and accrued liabilities	(929)	(87)
Sales and income taxes payable and receivable	625	(298)
Deferred revenue	490	993
Net cash used in operating activities	(10,055)	(5,270)
Investing activities:
Purchases of property and equipment	(387)	(440)
Deferred acquisition payments	(312)	—
Proceeds on sale of Europe B.V.	14,255	—
Net cash used in investing activities	13,556	(440)
Financing activities:
Proceeds on share issuance, net of transaction costs (ATM fees)	926	12,211
Repayment of leases	(526)	(1,142)
Proceeds on debenture issuance, net of transaction costs	—	4,242
Net cash provided by financing activities	400	15,311
Increase in cash during the period	3,901	9,601
Foreign exchange	(494)	(141)
Cash – beginning of the period	10,791	3,545
Cash – end of the period	14,198	13,005
Cash is comprised of:
Cash	14,072	12,915
Restricted cash	126	90
	14,198	13,005
Cash paid for interest	—	—
Cash paid for income tax	—	—
Cash from discontinued operations:
Net cash used in operating activities	777	1,587
Net cash used in investing activities	(100)	(253)
Net cash used in financing activities	(359)	(638)

Source: MindWalk Holdings CorpMindWalk Holdings Corp. • Nasdaq: HYFT • www.mindwalkai.com